FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File # 0-16353

37 Capital Inc.

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada V6C 3P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... No…X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

▪	EXHIBITS

Exhibit        33.1      Certification of CEO, (June 30, 2014 Financial Statements);

Exhibit       33.2      Certification of CFO, (June 30, 2014 Financial Statements);

Exhibit        99.1      Condensed Interim Unaudited Financial Statements, June 30, 2014;

Exhibit        99.2      Interim MD&A, June 30, 2014;

Exhibit        99.3      2014 Notice of Annual General & Special Meeting;

Exhibit        99.4      2014 Information Circular;

Exhibit        99.5      2014 Form of Proxy;

Exhibit        99.6      2014 Voting Instruction Form; and

Exhibit        99.7      Material Change Report, August 11, 2014;

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc.

By: “Bedo H. Kalpakian”
(Signature)

President & Director

Date: August 29, 2014.